IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

April 30, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds Variable Insurance Portfolios (Registrant)
File Nos. 811-5017 and 33-11466/CIK No. 810016

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on April 7, 2010 as I understand them, regarding Post-Effective Amendment No. 50, as filed on March 1, 2010. Each of your comments is repeated below, with our response immediately following.

1.	Comment:	Please make sure the zip code and the phone number for the office of the SEC in Washington, D.C. is accurately reflected on the back cover of the prospectus.

	Response:	We have listed the zip code as 20549-1520 and the phone number as 202-551-8090.

2.	Comment:	Please consider adding “mid-size company’ to the Principal Investment Risks section for Ivy Funds VIP Core Equity.

	Response:	We do not believe that investment in mid-size companies is a principal strategy for this fund, therefore, we respectfully decline to add it as a principal risk.

3.	Comment:	In the section entitled Fees and Expenses, please clarify, in the Example disclosure, that the expenses will be the same if the shareholder redeems or does not redeem shares in the applicable portfolio.

	Response:	We have made the change requested. Please see Exhibit A as a sample of such change.

4.	Comment:	In the section entitled Portfolio Turnover, please remove the wording “…and may result in higher taxes when Portfolio shares are held in a taxable account.”

	Response:	We have removed this wording from the Prospectus.

5.	Comment:	In the section entitled Principal Investment Risks, please remove the wording “An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any government agency” for each Portfolio, except for the Money Market Portfolio.

	Response:	We have made this change as requested.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

/s/Kristen A. Richards
Kristen A. Richards
Vice President, Assistant Secretary and Associate General Counsel

EXHIBIT

Exhibit A:

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other portfolios. This example does not reflect any fees and expenses imposed under the Policies.

The example assumes that ~~(a)~~ you invest $10,000 in the shares of the Portfolio for ~~each~~ the time periods ~~specified,~~indicated. ~~and then redeem all your shares at the end of those periods, (b)~~The example also assumes that your investment has a 5% return each year~~,~~ and ~~(c)~~that the Portfolio’s operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$105	$328	$569	$1,259